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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Maxtor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    577729205
       -----------------------------------------------------------------
                                 (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

                      [ ] Rule 13d - 1(b)
                      [ ] Rule 13d - 1(c)
                      [X] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.  577729205                    13G             PAGE 2 OF 7 PAGES
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Hyundai Electronics America
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     N/A                                                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     California
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                          5      SOLE VOTING POWER

                                 40,829,850
      NUMBER OF        ---------------------------------------------------------
       SHARES             6      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     0
       BY EACH         ---------------------------------------------------------
      REPORTING           7      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     40,829,850
                       ---------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   40,829,850
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]  N/A
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    40.0%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON *

                    HC
--------------------------------------------------------------------------------

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CUSIP NO.  577729205                    13G             PAGE 3 OF 7 PAGES
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  Page 3 of 7

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CUSIP NO.  577729205                    13G             PAGE 4 OF 7 PAGES
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ITEM 1.

        (a) Name of Issuer: Maxtor Corporation

        (b) Address of Issuer's Principal Executive Offices:

            510 Cottonwood Drive

            Milpitas, CA  95035

ITEM 2.

        (a) Name of Person Filing: Hyundai Electronics America

        (b) Address of Principal Business Office or, if none, Residence:

            3101 North First Street

            San Jose, CA  95134

        (c) Place of Organization: The filing company is incorporated in California.

        (d) Title of Class of Securities: Common Stock

        (e) CUSIP Number: 577729205

ITEM 3. STATUS OF PERSON FILING:

        If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);


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CUSIP NO.  577729205                    13G             PAGE 5 OF 7 PAGES
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        (h) [ ] A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        (a)    Amount Beneficially Owned:

               Amount owned "beneficially" within the meaning of rule 13d-3:
               40,829,850 shares.

        (b)    Percent of Class:

               40.0%, based on 102,093,499 shares outstanding as reported in the Registration Statement on Form S-3 filed on February 9, 1999.

        (c)    Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote: 40,829,850

                (ii)  shared power to vote or to direct the vote: 0

                (iii) sole power to dispose or to direct the disposition of:
                      40,829,850*

                (iv)  shared power to dispose or to direct the disposition of: 0

*In a public offering completed on February 9, 1999, DECS Trust IV, a Delaware business trust (the "Trust"), sold 12,500,000 DECS. DECS are securities that represent all of the beneficial interest in the Trust, which owns U.S. Treasury Securities and a prepaid forward contract (the "Contract") with Hyundai Electronics America ("HEA") for the purchase of up to 12,500,000 shares of Maxtor common stock owned by HEA. On or about February 15, 2002, or upon earlier liquidation of the Trust in certain circumstances, the Trust will distribute the shares of Maxtor common stock owned by HEA subject to the Contract to holders of the DECS. Pursuant to the terms of the Contract, HEA has granted the Trust a security interest in 12,500,000 shares of Maxtor common stock. However, unless and until HEA distributes the shares of Maxtor common stock to the Trust, HEA will retain beneficial ownership of such shares. The Contract provides that HEA may deliver fewer shares or choose to settle its obligations under the DECS in cash. If HEA delivers 12,500,000 shares of Maxtor common stock upon termination of the Trust, HEA's beneficial ownership of Maxtor Corporation will be reduced to 28,329,850 shares of Maxtor common stock or 27.7% of Maxtor common stock outstanding as reported in the Registration Statement on Form S-3 filed on February 9, 1999.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable.

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CUSIP NO.  577729205                    13G             PAGE 6 OF 7 PAGES
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ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable.


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CUSIP NO.  577729205                    13G             PAGE 7 OF 7 PAGES
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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP

               Not Applicable.

ITEM 10. CERTIFICATION

               Not Applicable.





                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 1999                             Hyundai Electronics America


                                                  /s/  HALFRED M. HOFHERR
                                                  ------------------------------
                                                  By:  Halfred M. Hofherr
                                                       -------------------------
                                                  Title:  Secretary
                                                          ----------------------


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